

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Michael Kidd
Chief Financial Officer
C21 Investments Inc.
885 West Georgia Street, 19th Floor
Vancouver, British Columbia V6E 3H4
Canada

      Re: C21 Investments Inc.
            Form 20-F for the Fiscal Year Ended January 31, 2020
            Filed July 14, 2020
            File No. 000-55982

Dear Mr. Kidd:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction